Filed by Spring Valley Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. II

Commission File No. 001-41529

Subject Company: Eagle Energy Metals Corp.

Commission File No. 333-289798-01

Date: September 12, 2025

As previously disclosed, on July 30, 2025, Spring Valley Acquisition Corp. II, a Cayman Islands exempted company (“SVII”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spring Valley Merger Sub II, Inc., a Nevada corporation, and Eagle Energy Metals Corp., a Nevada corporation (“Eagle”).

On September 11, 2025, Eagle made the below communications on its LinkedIn and X accounts.

On September 10, 2025, SPACInsider published a podcast featuring Mark Mukhija, Chief Executive Officer of Eagle, and Chris Sorrells, Chairman and Chief Executive Officer of SVII. The transcript is below.

Nick Clayton 00:00:02:23 – 00:00:24:11

Hello and welcome to another SPACInsider podcast. We bring an independent eye in achieving the targets of SPAC transactions and other SPAC partners. SPACs have been highly active lately and taking public a new generation of nuclear technology companies. But in order for those companies to meet the power demand being driven by the boom in data center deployments, they are going to need a steady supply of uranium.

Nick Clayton 00:00:24:13 - 00:00:52:19

I’m Nick Clayton, and this week I speak with Mark Mukhija, CEO of uranium mining firm, Eagle Energy Metals, and Chris Sorrells, Chairman and CEO of Spring Valley Acquisition Corp. II. The two announced a $312 million combination back in July that would create a unique stock that is a pure play on U.S. based uranium production. Mark explains how the U.S. went from being a leading uranium producer to one that imports nearly all of its uranium, and how Eagle Energy’s Aurora project has the potential to start turning that around.

Nick Clayton 00:00:52:21 - 00:01:14:09

Chris tells us why this upstream nuclear play is a logical follow up to Spring Valley I’s successful combination with small nuclear reactor developer, NuScale, and why he believes this transaction is structured with both Eagle Energy’s short term and long term financing needs in mind. Take a listen.

Nick Clayton 00:01:14:11 - 00:01:28:14

So, Mark, this is a very exciting time for uranium. But before getting into the current market, I wanted to touch upon how Eagle Energy’s strategy has come together here. When did you first identify the opportunity with the Aurora project, and where in your process did the idea to go public come from?

Mark Mukhija 00:01:28:19 - 00:02:02:08

Yeah, definitely. We started seeing the trends with power demand. You know, you see, AI, cryptocurrencies quantum computing and humanoid robotics. All of those are in the pipeline and some are here today. So we knew there was going to be this huge increase in power coming. You know, this is after two decades of a relatively flat demand. And, now with that power demand coming and knowing that nuclear is one of the only ways to address that, how do we be a part of that?

Mark Mukhija 00:02:02:10 - 00:02:24:02

And, uranium is what powers those nuclear reactors. And there’s only a finite amount of that in the United States. Now, given the geopolitical tensions that are happening around the world, we wanted to be a part of, you know, bringing great American projects online. And we can address that with the mine that we have. And we are taking an integrated nuclear approach here.

Mark Mukhija 00:02:24:02 - 00:02:29:28

So not only do we have that uranium resource, but we’ve also brought in proprietary SMR technology.

Nick Clayton 00:02:30:01 - 00:02:45:08

Yeah, I want to get more into all of those points really. But before then, I wanted to ask you, Chris, as well, you know, Spring Valley’s first deal was, of course, in the nuclear power generation arena, which Eagle Energy hopes to be a part of as well. But here you were kind of looking up a little bit further up upstream to the mining side.

Nick Clayton 00:02:45:12 - 00:02:48:06

What first put this company and the project under your radar?

Chris Sorrells 00:02:48:10 - 00:03:20:03

We like the tech agnostic approach that Eagle bears. So if you think of NuScale, which by all accounts has been wildly successful, we had to get the macro right and the tech component right. So there are two things one has to get right. With Eagle, it’s really the macro because for the most part, all of these next gen and current technologies require some form of uranium.

Chris Sorrells 00:03:20:08 - 00:03:47:03

And as we said here and look at the broad macro, and we look at the structural supply deficit that has taken place over the past decade with uranium supply and we look at the size and scale of this deposit. And we like that tech agnostic approach. And, we think this has tremendous upside as the renaissance builds out.

Nick Clayton 00:03:47:08 - 00:04:04:09

Yeah. And for our listeners that aren’t fully familiar. Mark, could you walk us through a bit of the history of uranium production in this country? I mean, it appears to be an industry that ramped up, understandably, during the Cold War, but then peaked really in about 1980, after which the U.S. has been increasingly turning to overseas suppliers. Why did all of that happen, and where are we now?

Mark Mukhija 00:04:04:12 - 00:04:25:11

Yeah, definitely. So back in the 80s, the United States was actually the leading producer of uranium in the world, you know, producing anywhere from 30 to 40 million pounds a year. Nuclear was a priority. All that focus was on it, right, on nuclear energy and producing uranium. And then, you know, there was a bit of a deprioritization that happened right in the in the 80s and 90s.

Mark Mukhija 00:04:25:11 - 00:04:53:20

And, you know, that kind of went away. In terms of the production on home soil and more and more became imported. There was, you know, programs such as the Megatons to Megawatts and less focus was on producing domestic uranium. And when you look at it today, only 677,000 pounds of uranium was produced in 2024. And in 2023, that was only 50,000 pounds.

Mark Mukhija 00:04:53:22 - 00:05:05:23

And consumption is 50 million pounds a year. So we’ve lost that ability to produce on home soil. And, you know, a lot more focus is coming into rebuilding that now going forward.

Nick Clayton 00:05:05:29 - 00:05:24:07

Yeah, it really seems like a similar story. You know, as with rare earth minerals, you know, we’ve talked to several companies in that sphere as well. And, you know, one popular misconception is that the US doesn’t have these natural resources, but the US has them. It just previously hadn’t put the same amount of investment necessary to efficiently exploit and refine them, and kind of let China take the lead on that.

Nick Clayton 00:05:24:09 - 00:05:28:06

What has been the dynamic for uranium when it comes to that, and what has changed recently for you?

Mark Mukhija 00:05:28:11 - 00:05:54:26

Yeah. Well, when it comes to total global reserves of uranium, the United States only has 1% of the reserves. So importing uranium is always going to be a part of the equation. But we need to get as many of the projects that we do have online. Right now half of the uranium we import is coming from Canada and Australia, but the other half is Kazakhstan, Russia and Uzbekistan.

Mark Mukhija 00:05:54:26 - 00:06:10:06

And with the nuclear build that China is doing a lot of that supply from those geopolitical unfriendly regions may start flowing east rather than west. So that’s why projects like ours are going to be a part of the Western response to that.

Nick Clayton 00:06:10:08 - 00:06:22:29

And looking forward, I mean, just given, as you mentioned, that so much of the US current supply comes from geographies where geopolitics are complicated, to say the least. Do you see there being a potential that your resources will be valued at a premium in terms of offtake agreements and things like that?

Mark Mukhija 00:06:23:01 - 00:06:49:20

Absolutely. There’s been a lot of focus on re domestication of these supply lines. Right. A project of our scale and magnitude is absolutely going to be of utmost importance to the administration, to the country and to nuclear power. So we’re already seeing signs from the administration to help projects like ours come online, such as the executive order that came out in March around boosting domestic mineral production.

Mark Mukhija 00:06:49:22 - 00:06:59:23

Those are for projects that are located on federal land, which ours is. So we’re already starting to see that focus on the nuclear fuel supply happening.

Nick Clayton 00:06:59:26 - 00:07:11:12

I wanted to touch upon that, too, because it feels somewhat unique that the Aurora project is located on land owned by the Federal Bureau of Land Management. How does that impact the regulatory and permitting hoops that you need to jump through to get this operational?

Mark Mukhija 00:07:11:16 - 00:07:35:06

Yeah. So there’s a mixture of state and federal permitting requirements that need to happen. This will help on some of them. Right. So it’s going to be able to identify our project. Put it on. Let’s say that FAST-41 dashboard that the federal government identified and created. So that’s going to be able to give us increased transparency and potential accelerated timelines.

Mark Mukhija 00:07:35:10 - 00:07:59:06

But that doesn’t take away from the minimum requirements that we need to do. And those are around baseline environmental and cultural studies. We still have to do our detailed engineering studies, such as a pre-feasibility study and then into a definitive feasibility study. But it does give us that awareness, and it does give us that ability from the federal government to help accelerate any timelines as well.

Nick Clayton 00:07:59:08 - 00:08:08:16

So talking about the Aurora project itself, where are things in terms of how developed things already are at the site, and how are you so confident of the resources that you have there?

Mark Mukhija 00:08:08:20 - 00:08:39:11

Yeah, we have the benefit of the project already having over 600 drill holes done there. So in terms of a uranium deposit in the United States, that’s quite a bit. So that gives us a high level of certainty that on our main deposit, there’s a lot of uranium there. And we do have a technical report that came out in 2022 on Australian standards the JORC standard, but we have done and converted that into an American S-K 1300 report as well.

Mark Mukhija 00:08:39:13 - 00:09:05:04

So we know that the uranium is there. And having that much information from those drill holes, that allows us to know where else we can drill. So, right adjacent to our main deposit, there’s a place called the Cordex Zone, and we have over 100 drill holes there right now. The team is currently digitizing that and there’s a potential for significant upside to bring in more uranium pounds into our inventory.

Mark Mukhija 00:09:05:07 - 00:09:29:21

And that’s going to be part of our exploration plan going forward where, you know, not only would we do step out infill drilling on our main deposit, but to explore that Cordex Zone a bit further and explore what that potential significant upside could be. So it’s really exciting to have, you know, that potential to increase our resource at this land package.

Nick Clayton 00:09:29:22 - 00:09:43:17

Great. And also, moving on from there, we’ve talked about the uniqueness of the deposit that you found there. But do you see the potential for there being other assets that could be acquired once you’re, you know, a publicly listed company and M&A becomes a little bit easier of tucking into your portfolio?

Mark Mukhija 00:09:43:20 - 00:10:07:07

Absolutely. In the initial phases of forming Eagle, we took a look at a lot of different deposits. So, you know, we have built those connections and we do know potential target mines for us to bring into our portfolio. So it’s really exciting when you start thinking of when you have Nasdaq currency of what you could be able to do to build the company from an M&A standpoint.

Nick Clayton 00:10:07:09 - 00:10:26:18

And I believe, you know, Eagle Energy was looking at 2032 or roughly as being, you know, the year when the Aurora project might be fully operational. But, you know, let’s say that you were fully cleared tomorrow to, to do all the things you want to do. What are some of the additional steps that need to happen there in terms of refining, processing, getting to the end users or at least off takers?

Mark Mukhija 00:10:26:21 - 00:10:49:21

Yeah, for sure. And you know, an acceleration would be great. This is a resource that’s very important to the country. But there’s still detailed engineering that needs to happen. Right. So we would have to still do that pre-feasibility or definitive feasibility study to figure out the size of the processing plant, how many pounds per year we’re going to produce, how many tons are we going to move.

Mark Mukhija 00:10:49:22 - 00:11:10:25

All of that would still need to be done, but what it would do is open the door to funding places like the loan program office, the D.O.E. the D.O.D. When capital comes in, that can accelerate timelines and that, you know, we can start building faster, we can build bigger, we can get more consultants, we can get more contractors.

Mark Mukhija 00:11:10:27 - 00:11:20:24

So I think that’s where the real acceleration will lie is, you know, once we prove out that design concept to get the funding and to accelerate it that way.

Nick Clayton 00:11:20:24 - 00:11:39:27

And I guess, you know, just philosophically, from your standpoint as you’re looking at these various steps, do you have a preference in terms of, you know, the various things that will need to happen? Are there some of those that maybe could be outsourced to a third party on processing or something like that that might, you know, move things ahead, but move a little bit out of your in-house umbrella a little bit?

Mark Mukhija 00:11:40:02 - 00:11:55:26

Absolutely. We’re open to look at all types of avenues that would help accelerate timelines. We know how important this commodity is to the country, and we want to make sure that we can get it out as quickly and safely as possible. Yeah.

Nick Clayton 00:11:55:26 - 00:12:09:28

And on that point, I find it interesting that Eagle Energy still plans to also move ahead with developing its own modular nuclear reactor designs as well. Why do you find it important to be pushing on that in addition to, you know, your work on kind of the upstream side with the project itself?

Mark Mukhija 00:12:10:02 - 00:12:43:14

Yeah. Well, the uranium is obviously the priority for us, given the dire need and the historic underinvestment and undersupply of uranium. But as I mentioned on the top of the call, there is this huge power demand coming from advanced technologies right by cryptocurrencies, quantum computing. And we’re going to need a bunch of SMR designs to come to market, not just the one we’re working on, but a lot of other ones as well, because we see just how big that power gap is.

Mark Mukhija 00:12:43:16 - 00:13:08:21

And we were fortunate to be able to pick up the rights to a, you know, a great SMR technology from the University of New Mexico. And it is in a very early stage right now in a concept validation phase, I would say. And what that allows us to do is to, you know, put a few million bucks towards that technology and do some concept validation there and see what we have with that.

Mark Mukhija 00:13:08:21 - 00:13:19:17

And then, you know, that is a dual stream for us. If that is an opportunity to bring that along with the mine, it gives us that integrated nuclear company, which we want to be. Right. Yeah.

Nick Clayton 00:13:19:17 - 00:13:36:26

And that’s what I think makes, you know, the transaction side of this very interesting, Chris, because I mean, as you’re well aware, with the NuScale transaction and just seeing how things perform here, there is some differences in terms of the way that the market evaluates both the mining side and the nuclear plant power generation side of this.

Nick Clayton 00:13:36:27 - 00:13:45:08

When you were kind of approaching evaluating how to put a price tag on an Eagle Energy, what were your thoughts there? And how are you trying to solve that piece of the puzzle?

Chris Sorrells 00:13:45:10 - 00:14:13:27

We utilize sum of parts. So on the asset side you can take a set of assumptions and model. Well look you would call you know an NPV. And then you can benchmark that against public comparables. And what types of premiums to NPV investors you know typically pay for assets at this stage. So that gave us tremendous confidence in the underlying value for the uranium component.

Chris Sorrells 00:14:14:02 - 00:14:51:27

We then can certainly benchmark the SMR tech. There currently are three pure plays that are publicly traded at various stages regulatory permits and capital invested and, you know, patents etc. And then you can, you know, determine some value for that. What we ended up concluding at this valuation that we’re bringing this to market. And depending on whether you’re more pro SMR in terms of what you like about this combination and or the asset itself, one component, we can, make a compelling argument is free.

Chris Sorrells 00:14:52:00 - 00:15:15:22

So the mine itself more than supports this valuation. It’s incredibly conservative. One could argue on benchmarking. Or you could look at the SMR tech and compare it to the stage of others that have gone public with similar tech and where they stand. And you get compelling numbers. You know, we benchmarked the both the miners and the tech providers.

Chris Sorrells 00:15:15:24 - 00:15:28:11

And, you know, we looked at the stages, you know, in those two segments, you have development stage and you have commercial stage and then, you know, use that. And those are tools to guide us.

Nick Clayton 00:15:28:15 - 00:15:51:26

And of course, you have the, you know, the element of, you know, public market investors as well, and where the excitement and the appetites are moving. And, you know, just based on where Spring Valley II is currently trading, it would seem that the market agrees with you that this is conservatively priced at the moment. I’m just curious how that also played in, you know, just understanding that there’s been times in the SPAC market where it does feel like some of the future potential was being pulled into the valuation more.

Nick Clayton 00:15:51:26 - 00:16:03:02

And now it feels like, you know, there’s much more SPAC transactions that are being kind of given more, more room to run and trying to bring in some of that anticipatory excitement into some of the strategy there.

Chris Sorrells 00:16:03:02 - 00:16:30:08

Yeah. If you go back to the 2022, 2021 timeframe, in that moment of euphoria, now remember, SPACs have been around a very long time, that Covid euphoria was relatively short lived, you know, measured in the span of, you know, six months or something. You saw valuations, irrespective of stage or segment, that started generally at a billion and a half dollars, that that was the starting point.

Chris Sorrells 00:16:30:12 - 00:16:54:26

And the good part, in that vintage was everyone wanted to talk to you. The bad was they were talking to you said the wrong reason. And that was because SPACs were willing to massively overpay. And for a brief moment of time, bring the trust into the pro forma company. Today, the market has become. And that was not healthy.

Chris Sorrells 00:16:55:00 - 00:17:22:14

You could see very clearly if you had extensive capital market experience and ridden cycles, that this was not sustainable. Today, the market is much healthier. Valuations now are somewhere sub 500 million, typically for the same asset. That would have been a billion and a half plus. You know, a few years before people understand the trust is very unlikely to play.

Chris Sorrells 00:17:22:18 - 00:17:32:21

And so there has to be a reason other than you’re just massively overpaying and bringing some cheap capital, you know, to the table. So we prefer this market over the prior every day.

Nick Clayton 00:17:32:27 - 00:18:01:02

Yeah I’m sure. Well, and also we touched a little bit of on what Eagle Energy’s post listing capital needs are going to be like at the various stages of it. You know, this commercialization, this deal does include a $30 million preferred stock pipe, from an institutional investor, but also no minimum cash condition to close. So, you know, I guess, are you still you were talking about all the conversations that are being have there are you still in conversations about committed financing for the pre closed portion of this process, upsized pipe or something like that.

Nick Clayton 00:18:01:02 - 00:18:10:16

Investors are interested in getting involved or is it something where you’re looking at more of going to be post listing raises for the further stages as milestones are reached?

Chris Sorrells 00:18:10:20 - 00:18:46:26

Part of our diligence and not all sponsors, you know, follow this line, which I think has frankly led to the under performance in many cases. We want to get companies that are capitalized properly at IPO. For us, that is approximately two years or more of cash, so that when you go public, you can take your time building that credibility and achieving some important milestones so that if subsequent financing is needed, you have the credibility to raise that on terms that are attractive.

Chris Sorrells 00:18:47:00 - 00:19:15:01

So we focus a great deal on that. In this particular case, the transaction that we raised was more than we asked for, and we were fortunate to find a great partner who is very supportive of this and certainly has the capability of adding to the position, you know, if and when needed and or the desire. All right. So we’re not seeking additional capital between now and close.

Chris Sorrells 00:19:15:05 - 00:19:30:15

Anything that remains in the trust post-closing will just extend that runway we spoke about. And then this will give the company a couple of years, you know, to go and hit those key milestones before you get into some additional capital needs.

Nick Clayton 00:19:30:18 - 00:19:42:17

Great. And, you know, and post that close. I think it’s kind of a question for both of you. It really is, you know, how do you expect the Spring Valley team to be able to continue to provide value and synergies to Eagle Energy moving forward through the next stages of its process?

Chris Sorrells 00:19:42:22 - 00:20:08:05

Well, our team has built and when I say our team I’m talking to our board or sponsors and the management team day to day, we’ve built 17 publicly traded companies and a number of those have been built into multi-billion dollar enterprises. We understand taking companies that are early in the public markets and growing them and maturing them.

Chris Sorrells 00:20:08:09 - 00:20:29:02

One of our more recent examples was Renewable Energy Group. We created that company from scratch, took it public at ten bucks a share, and a couple years ago sold it to Chevron for 6150. And we built that company. You know, it started with, you know, eighty-ish million of revenue. And we built it over, you know, 3.5 billion by the time it was done.

Chris Sorrells 00:20:29:04 - 00:20:49:19

So that network, that experience set, we believe is value added to Mark, his team and a board. We’ve got the scars and the experience that we share. And we’re super excited to drive value here and very aligned to drive value.

Nick Clayton 00:20:49:24 - 00:21:06:25

Great. And kind of same thing to you Mark. I mean, we sort of touched upon the opportunity at the very beginning, but at what point did the idea of doing this as a, as a SPAC deal come up to you? And I guess, you know, in your conversations you had how did the Spring Valley teams stand out to you as being a strong partner there?

Mark Mukhija 00:21:06:29 - 00:21:30:16

Yeah, for sure. The Spring Valley team definitely stood out to us in our initial first round of meetings because of the NuScale experience. What we saw was a team with deep energy and nuclear experience, and knowing that they would have knowledge of the regulatory, supply chain and technical. And, you know, they’ve navigated this going public strategy before.

Mark Mukhija 00:21:30:21 - 00:21:46:29

They have connections with institutional investors. And that gave us a great deal of comfort to potentially partner with a team that had done it before. And then, you know, as those talks went on, we got more and more confidence about the team that we were signing up with.

Nick Clayton 00:21:47:02 - 00:22:12:03

Great. And you know, it’s been an interesting week in terms of the AI and the crypto space, both with the new things coming to the fore and also, you know, some conversation about certain companies sort of adjusting strategy. I imagine there’s going to continue to be a number of flutters as time goes on. But just from your standpoint, I mean, as the market continues to figure out exactly what these opportunities are going to look at in these spaces that are providing demand for you.

Nick Clayton 00:22:12:05 - 00:22:18:20

Does any of that change in terms of your thesis at all about, you know, the path or like what can be provided from your perspective?

Mark Mukhija 00:22:18:23 - 00:22:40:19

You know, it’s hard to keep up with the news sometimes and it just feeds into our, our macro view and our thesis really is that you’re going to need a lot more power in the future. Nuclear is a way to provide it, and that nuclear energy is going to need uranium. We’re looking at an industry that has been chronically underinvested in after Fukushima.

Mark Mukhija 00:22:40:21 - 00:23:01:14

You know, there was a prolonged period of depressed prices. So that meant there was not enough exploration and development work that had been done in the last decade plus, and now everybody’s signing up to triple their nuclear. But the work on the uranium side hasn’t been done. So, it’s exciting for us to see this big shift coming back towards nuclear energy.

Mark Mukhija 00:23:01:14 - 00:23:06:04

But that does mean we got to start prioritizing the uranium aspect of that, as well.

Nick Clayton 00:23:06:07 - 00:23:20:09

And of the various changes that you see sort of already happening in the market that you hope to see, that could be potential accelerants to your own timeline and ability to deliver. What’s sort of the thing, the development that you’re most excited to see that’s out there that is kind of working as a tailwind for you?

Mark Mukhija 00:23:20:13 - 00:23:48:25

There’s a couple, right? The first one being the big tech investment. So they are taking matters into their own hands to secure their power. You have Microsoft restarting a reactor at the Crane Clean Energy Center. You have Meta signing up with PPAs with reactors in Illinois. So they’re securing their own power, right. So, you know, it’s real when Big Tech is investing real dollars and taking actions to get that power.

Mark Mukhija 00:23:48:29 - 00:24:24:09

And then secondly, all of these administrative tailwinds we’re seeing firstly with around producing domestic minerals. So, that was the first one that came out in March. And then there was a whole paradigm shift in May with those four executive orders around nuclear energy, right. These are talking about streamlining the NRC process, adding more nuclear capacity, bringing tests SMRs to the market by 2026, adding five gigawatts by 2030 to existing plants, and building ten gigawatts of new traditional power plants.

Mark Mukhija 00:24:24:09 - 00:24:32:17

So this is real action backed by real dollars. So the timing couldn’t be better for us here at Eagle Energy right now.

*     *     *

Additional Information and Where to Find It

In connection with the transactions contemplated by the Merger Agreement (the “Proposed Business Combination”), SVII has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-289798) (the “Registration Statement”), which includes a preliminary prospectus with respect to SVII’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement to be distributed to holders of SVII’s Class A ordinary shares in connection with SVII’s solicitation of proxies for the vote by SVII’s shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement (collectively, the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of SVII as of a record date to be established for voting on the Proposed Business Combination and other matters described in the Registration Statement. This document does not contain all of the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, the Proxy Statement or for any other document that SVII may file with the SEC. Before making any investment or voting decision, investors and security holders of SVII and Eagle are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about Eagle, SVII and the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVII may be obtained free of charge from SVII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. II, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

Eagle, SVII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVII’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVII’s directors and executive officers, please refer to SVII’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 11, 2025 (the “2024 Form 10-K”), and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVII’s shareholders generally, is or will be included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVII’s, Eagle’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits thereof; the outlook for Eagle’s business; the abilities to execute Eagle’s strategies; projected and estimated financial performance; anticipated industry trends; the future price of minerals; future capital expenditures; success of exploration activities; mining or processing issues; government regulation of mining operations; and environmental risks; as well as any information concerning possible or assumed future results of operations of Eagle. The forward-looking statements are based on the current expectations of the respective management teams of Eagle and SVII, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVII’s securities; (ii) the risk that the Proposed Business Combination may not be completed by SVII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVII; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Merger Agreement by the shareholders of SVII and the receipt of regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Eagle’s business relationships, performance, and business generally; (vii) risks that the Proposed Business Combination disrupts current plans of Eagle and potential difficulties in its employee retention as a result of the Proposed Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Eagle or SVII related to the Merger Agreement or the Proposed Business Combination; (ix) failure to realize the anticipated benefits of the Proposed Business Combination; (x) the inability to maintain the listing of SVII’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on The Nasdaq Stock Market LLC or a comparable exchange; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro-economic and social environments affecting its business; (xii) fluctuations in spot and forward markets for lithium and uranium and certain other commodities (such as natural gas, fuel oil and electricity); (xiii) restrictions on mining in the jurisdictions in which Eagle operates; (xiv) laws and regulations governing Eagle’s operation, exploration and development activities, and changes in such laws and regulations; (xv) Eagle’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; (xvi) risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); (xvii) inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; the speculative nature of mineral exploration and development; the inability to determine, with certainty, production and cost estimates; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); (xviii) environmental regulations and legislation; (xix) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xx) risks relating to Eagle’s exploration operations; (xxi) fluctuations in currency markets; (xxii) the volatility of the metals markets, and its potential to impact Eagle’s ability to meet its financial obligations; (xxiii) disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of Eagle’s property holdings; (xxiv) Eagle’s ability to complete and successfully integrate acquisitions; (xxv) increased competition in the mining industry for properties and equipment; (xxvi) limited supply of materials and supply chain disruptions; (xxvii) relations with and claims by indigenous populations; (xxviii) relations with and claims by local communities and non-governmental organizations; and (xxix) the risk that the PIPE financing may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SVII nor Eagle presently know or that SVII and Eagle currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the 2024 Form 10-K, the risks described in the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, and those discussed and identified in filings made with the SEC by SVII from time to time. Eagle and SVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither Eagle nor SVII undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Eagle or SVII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVII’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.